UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 17, 2020

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	17 August 2020

Release Number	08/20

Resolutions under section 249N of the Corporations Act for consideration at the AGM

In accordance with ASX Listing Rule 3.17A, the wording of three proposed resolutions that have been requisitioned under section 249N of the Corporations Act for consideration at the Annual General Meeting of BHP Group Limited, to be held virtually on 14 October 2020, is set out in Attachment A.

The proposed resolutions have been requisitioned by shareholders of BHP Group Limited representing approximately 0.01% of the shares on issue in BHP Group Limited (and approximately 0.006% of the shares on issue in the combined BHP Group).

The BHP Group Limited Notice of Annual General Meeting will be published in September, and will include the requisitioned resolutions and the requisitioning shareholders’ statements of support as well as the Board’s response and voting recommendations. Consistent with the BHP Dual Listed Company framework, the proposed resolutions will also be included on the BHP Group Plc Annual General Meeting agenda.

ATTACHMENT A

Resolution 1

Special resolution to amend our company’s constitution

To amend the constitution to insert a new clause 46:

Member resolutions at general meeting

The shareholders in general meeting may by ordinary resolution express an opinion, ask for information, or make a request, about the way in which a power of the company partially or exclusively vested in the directors has been or should be exercised. However, such a resolution must relate to an issue of material relevance to the company or the company’s business as identified by the company, and cannot either advocate action which would violate any law or relate to any personal claim or grievance. Such a resolution is advisory only and does not bind the directors or the company.

Resolution 2

Ordinary resolution on cultural heritage protection

Recognising that legislative review processes are underway in relation to the extent of Indigenous cultural heritage protections in Australia, in order to manage immediate risks to cultural heritage and shareholder value, shareholders recommend that our company take the following interim steps, until such time that relevant laws are strengthened:

a.	adopt a moratorium on undertaking activities which would disturb, destroy or desecrate cultural heritage sites in Australia, to be reviewed annually by the Board;

b.

commit to non-enforcement of any relevant contractual or other provisions that limit the ability of Aboriginal and Torres Strait Islander Traditional Owners to speak publicly about cultural heritage concerns on their land; and

c.	disclose its expectations in relation to any lobbying on cultural heritage issues by any industry association of which it is a member.

Nothing in this resolution should be read as limiting the Board’s discretion to take decisions in the best interests of our company.

Resolution 3

Ordinary resolution on lobbying relating to COVID-19 recovery

Shareholders request that the Board undertake, as soon as practicable, a review of advocacy activities undertaken by our company’s Industry Associations relating to economic stimulus measures in response to COVID-19.

Shareholders recommend that our company suspend, for a period deemed suitable by the Board, membership of Industry Associations where the review demonstrates, on balance, a record of advocacy inconsistent with the Paris Agreement’s goals.

Nothing in this resolution should be read as limiting the Board’s discretion to take decisions in the best interests of our company.

Further information on BHP can be found at: bhp.com

Authorised for lodgement by:

Caroline Cox

Group General Counsel & Company Secretary

Media Relations

Email: media.relations@bhp.com

Australia and Asia

Gabrielle Notley

Tel: +61 3 9609 3830 Mobile: +61 411 071 715

Europe, Middle East and Africa

Neil Burrows

Tel: +44 20 7802 7484 Mobile: +44 7786 661 683

North America

Judy Dane

Tel: +1 713 961 8283 Mobile: +1 713 299 5342

Investor Relations

Email: investor.relations@bhp.com

Australia and Asia

Tara Dines

Tel: +61 3 9609 2222 Mobile: + 61 499 249 005

Europe, Middle East and Africa

Elisa Morniroli

Tel: +44 20 7802 7611 Mobile: +44 7825 926 646

Americas

Brian Massey

Tel: +1 713 296 7919 Mobile: +1 832 870 7677

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is

headquartered in Australia

Follow us on social media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: August 17, 2020	By:	/s/ Caroline Cox
	Name:	Caroline Cox
	Title:	Group General Counsel & Company Secretary